October 26, 2015

The Roxbury Funds
6001 Shady Oak Road, Suite 200
Minnetonka, Minnesota 55343

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated October 27, 2014 regarding the sale of Institutional Shares of the Roxbury/Hood River Small-Cap Growth Fund (n/k/a Hood River Small-Cap Growth Fund) and the Roxbury/Mar Vista Strategic Growth Fund (n/k/a Mar Vista Strategic Growth Fund) and our opinion dated July 6, 2015 regarding the sale of Investor Shares of the Hood River Small-Cap Growth Fund. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

14686676.1